SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON.   D.C.  20549

                               FORM 15

          Certification and Notice of Termination of Registration
           Under Section 12(g) of the Securities Exchange Act of
          1934 or Suspension of Duty to File Reports Under Sections
           13 and 15 (d) of the Securities Exchange Act of 1934

                     Commission File Number  0-12522

               EMI INC.   (Formerly EMI Energy Corp.)
        (Exact name of registrant as specified in its charter)

  4505 South Wasatch Blvd Suite 330 Salt Lake City.UT.84124 (801) 274-8600
           (Address including zip code, and telephone number,
            including area code, of registrant's principal
                          executive offices)

                             Common Stock
       (Title of each class of securities covered by this form)

                                 None
       (Titles of all other classes of securities for which a
      duty to file reports under section 13(a) or 15(d) remains)

 Please place an "X" in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

               Rule 12h-3 (b) (l) (i)   (  ) Rule 12h-3 (b) (1) (i)   (x)
               Rule 12g-4 (a) (1) (ii)  (  ) Rule 12h-3 (b) (1) (ii)  (  )
               Rule 12g-4 (a) (2) (i)   (  ) Rule 12h-3 (b) (2) (i)   (  )
               Rule 12g-4 (a) (2) (ii)  (  ) Rule 15d-6               (  )

Approximate number of holders of record as of the certification or notice date:

  _____________________

Pursuant to the requirements of the Securities Exchange Act of 1934 EMI, Inc. (formerly EMI Energy Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

          Date:____________________          By:________________________